Sub-Item 77M:
Mergers.

The information provided by the registrant in response to Sub-Item 77C of this Form, including the proxy statement/prospectus referenced therein, is incorporated into this response by reference.

As of the close of business on February 28, 2013, the New Century Capital Portfolio became the surviving entity in a merger with the New Century Opportunistic Portfolio. The New Century Opportunistic Portfolio (the "Acquired Fund") transferred all of its assets to the New Century Capital Portfolio (the "Acquiring Fund") in exchange for a number of Acquiring Fund shares (the “Shares”) equal to the value of such assets based on the Acquiring Fund’s net asset value as on such date, and the Acquiring Fund assumed all of the liabilities of the Acquired Fund. The Acquired Fund then distributed to its shareholders the portion of the Shares to which each such shareholder was entitled in full liquidation of the Acquired Fund. The board of trustees of New Century Portfolios approved the merger and an Agreement and Plan of Reorganization at a meeting held on January 23, 2013 and the shareholders of the Acquired Fund approved the same at a meeting held on February 27, 2013.